Exhibit 99.1

Elite Education Group International Ltd. Announces
First Half Fiscal Year 2021 Financial Results and Operational Update

MIDDLETOWN, Ohio, July 13, 2021 /PRNewswire/ -- Elite Education Group International Limited (Nasdaq: EEIQ) ("EEG"), a provider of comprehensive, one-stop education solutions for Chinese university students interested in study abroad programs in the US and other countries, today announced its first half financial results for the six months ended March 31, 2021 and an operational update.

“Our revenue decreased for the first half of fiscal 2021 primarily due to the global Covid-19 pandemic that negatively impacted businesses around the world in 2020. It also reflects the timing of our ability to recognize revenue as per GAAP accounting rules where revenue is recognized when realized and earned, not when cash is received. However, as of June 30, 2021, the number of students who paid full tuition fees after being admitted to the English language programs at the regional campuses of Miami University of Ohio increased significantly compared to the same date in 2020. This is an indicator of a return to normalized economic conditions which positively affected our recent enrollment metrics. Further, our financial condition remains strong with an increase in cash for the first half of the 2021 fiscal year due to our IPO in March,” commented Jianbo Zhang, Chairman and Chief Executive Officer.

“We plan upon extending our turnkey overseas study solution to offer our students even more options for academic enrichment as they pursue their educational pursuits. We plan to expand into other regions utilizing our distinctive educational model that has proven to be highly successful. We believe that we are uniquely positioned in the educational space to capitalize both upon the stability of the education sector and its potential to develop creative solutions as a means to develop career opportunities while fulfilling students’ major aspirational goals.”

“We are also expanding our market in China with strategies that further penetrate preparatory programs through agreements with domestic universities in China. We deployed a strategy to work with these universities during the global Covid-19 pandemic to strengthen our global connections for when travel conditions fully normalize. In the meantime, the Company has begun its expansion into other countries such as Canada and the United Kingdom. While the pandemic had curtailed the viability for international study abroad programs in the short-term, we are enthusiastic about the long-term prospects of our sector as study abroad programs continue to have strong appeal for Chinese students and their families who seek premier educational opportunities,” Mr. Jianbo Zhang concluded.

First Half 2021 Financial Results Ended March 31, 2021

Revenues were $3.1 million for the first half of fiscal 2021 compared to $6.1 million for the same period of 2020, representing a decrease of $3.0 million, or 49.4%. The decrease was due to the decline in student registration in the Fall 2020 and Spring 2021 semesters compared to the Fall 2019 and Spring 2020 semesters due to impact of the global Covid-19 pandemic.

Gross profit was $1.8 million for the first half of fiscal 2021 compared to $4.6 million for the same period of 2020, representing a decrease of $2.8 million, or 60.2%. The decrease was primarily due to the drop in revenue in the first half of 2021 compared to the same period of 2020. Our gross margin decreased to 58.7% for the first half ended March 31, 2021 from 74.6% for the same period of 2020 primarily because our students could not physically attend our English Program courses in the US due to Covid-19 travel restrictions. Therefore, we had to engage a local university in China and use their facility to continue providing our English Program courses locally and online. The use of the facility of the local university represented an additional cost for us and therefore reduced our gross margin.

Operating Expenses were $2.2 million for the first half of fiscal 2021 compared to $2.9 million for the same period of 2020, representing a decrease of $0.7 million, or 23.5%.  The decrease was primarily due to a decrease in selling expenses of $0.5 million to $0.6 million for the first half of 2021 compared to $1.1 million for the same period of 2020 due to the decrease in revenue in the first half of 2021 compared to the same period of 2020.

Operating loss was $0.4 million for the first half of fiscal 2021 compared to operating income of $1.7 million for the same period of 2020, which was due to lower revenue and gross margin in the first half of fiscal 2021.

Income tax recovery was $0.06 million for the first half of fiscal 2021 compared to income tax expense of $0.4 million for the same period of 2020. The decrease was caused by the operating loss for the first half of 2021 compared to the generation of operating income for the same period of 2020.

Net loss was $0.3 million for the first half of fiscal 2021 compared to net income of $1.3 million for the same period of 2020, which was due to various factors as discussed above.

Net Loss Per Basic and Diluted Share for the first half of fiscal 2021 was $0.04 compared to net income of $0.17 per basic and diluted share for the same period of 2020. The average number of shares used in the computation of basic and diluted earnings per share for the first half of 2021 was 7,946,678 shares compared to 7,938,000 shares for basic and diluted earnings per share in the prior year period.

Financial Condition

As of March 31, 2021, the Company had $9.3 million in cash and cash equivalents, an increase of $1.9 million or 26.2% as compared to $7.4 million as of September 30, 2020. As of March 31, 2021, working capital was $7.8 million (current assets minus current liabilities) and the current ratio (current assets divided by current liabilities) was 2.9, as compared to working capital of $3.9 million and a current ratio of 1.6 as of September 30, 2020. Stockholders’ equity as of March 31, 2021 was $11.3 million, an increase of $3.9 million or 51.5% as compared to $7.5 million as of September 30, 2020.

Liquidity and Capital Resources

Net cash used in operating activities for the six months ended March 31, 2021 was $2.9 million as compared to $2.5 million for the six months ended March 31, 2020. This increase was primarily due to the changes in net income and other working capital balances. We define working capital as the assets and liabilities, other than cash, generated through the Company's primary operating activities. Changes in these balances are included in the changes in assets and liabilities presented in the consolidated statement of cash flows.

Net cash used in investing activities was $0.1 million and $0.03 million for the six months ended March 31, 2021 and 2020, respectively. The net cash used in investing activities in the six months ended March 31, 2021 was due to $0.2 million used for purchases of property and equipment, which was offset by the collection of a $0.1 million note receivable.

Net cash provided by financing activities was $4.9 million for the six months ended March 31, 2021 as compared to net cash used in financing activities of $0.2 million for the six months ended March 31, 2020. For the six months ended March 31, 2021, we generated cash inflow from the issuance of 893,718 common shares as a result of the completion of our initial public offering. The $0.2 million cash outflow for the six months ended March 31, 2020 was related to the costs associated with our initial public offering.

Business Outlook and Operational Update

The Covid-19 outbreak occurred in China in late 2019, and in March 2020, the World Health Organization declared the novel coronavirus outbreak a global pandemic. This resulted in extensive travel restrictions as well as a global economic downturn, and disrupted the normal operations of many businesses, including ours, and the normal operations of Miami University of Ohio, which is the principal university that we work with to place our students.

While our recruiting for the Spring 2020 semester for our English language program at the regional campuses of Miami University of Ohio (the “MU Regional Campuses”), where we primarily operate, was not significantly affected, we undertook a comprehensive number of protocols and extensive quarantine measures for students who stayed at MU Regional Campuses to ensure our students’ safety. However, our recruiting for the Fall 2020 semester was affected by the Covid-19 pandemic although we believe many Chinese high school students who did not take Chinese university entrance examinations still saw study abroad as a highly viable option. Due to various restrictions, we had to transition our recruitment marketing activities into a virtual or online format in China, including online guidance classes and training sessions, to maintain potential student interest and student enrollment rates. Due to the pandemic, most of the programs at MU Regional Campuses were postponed for the Fall 2020 semester which resulted in a 28% drop in our 2020 enrollment as compared to the prior academic year.

To bolster our pool of applicants from China in the 2021-2022 fiscal year, we initiated online courses that work in sync with foundational programs in China to improve our recruitment efforts for when conditions associated with the Covid-19 pandemic fully normalize. This is based on the anticipation that on campus learning will resume at MU Regional Campuses for both the Summer and Fall 2021 semesters. As of June 30, 2021, indicators of recruitment and enrollment for the MU Regional Campuses are better than those at the end of June 2020. As of June 30, 2021, 58 students who had been admitted to the MU Regional Campuses paid full tuition fees as compared to only three students for the same period in the previous year, and the conversion rate from admission to deposition payment was 42.9% as compared to 32.7% during the same period in 2020. We anticipate a normalization of our business in the periods ahead as travel restrictions have been eased on Chinese and other students travelling to the US for the Fall 2021 semester.

We are intent upon diversifying our business to operate in Canada and the UK in order to enlarge our footprint as we replicate our successful MU Regional Campuses model. We plan to extend our programs of educational services to targeted elite universities and colleges that we believe will attract a growing number of international students. A wholly-owned subsidiary of the Company, Highrim Holding International Limited has been registered in Canada, effective July 9, 2021. This entity will mainly be used to expand our educational service business in Canada and the UK.

Finally, as of June 30, 2021, Mr. Tong Wang, Vice President and Chief Development Officer has departed to pursue other business interests. We thank Mr. Wang for his significant contributions to the Company. Starting July 1, 2021, in addition to her role as Chief Operating Officer, Ms. Yunxia Xu will also serve as the Chief Marketing Officer of the Company. Ms. Jing Li has been appointed the position of Chief Development Officer. Other executive officers’ roles remain unchanged.

About Elite Education Group International Limited

Elite Education Group International Limited, through its subsidiary Quest Holding International LLC, provides comprehensive, one-stop education solutions for Chinese students who are interested in study abroad programs in the US and other countries. We develop specific education goals for each student enrolled in our program and provide a safe and structured environment to enable students to pursue their academic goals. Our primary study abroad agreement is with Miami University of Ohio (Regional Campuses), and we maintain residential facilities, a full-service cafeteria, recreational facilities, shuttle buses and an office for the Middletown and Hamilton campuses that provides a wide range of study abroad and post-study services for our students. For more information, please visit www.eei-global.net.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, whether the conditions associated with the Covid-19 fully normalize in the near-term, whether campus learning will resume at MU Regional Campuses for both the Summer 2021 and the Fall 2021 semesters, the ability of Chinese and other students to travel to the US for the Fall 2021 semester, the continued stable macroeconomic environment in which we operate, the overseas study abroad sector continuing to exhibit sound long-term fundamentals, our ability to sustain our current business and expand our services into Canada and the United Kingdom. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our prospectus filed pursuant to Rule 424(b)(4) and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contacts:

Elite Education Group International Limited
+1 513-649-8350
ir@eei-global.net

Investor Relations:

Precept Investor Relations LLC

David Rudnick
+1 646-694-8538
david.rudnick@preceptir.com

FINANCIAL TABLES

elite educatIon GROUP international limited

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2021 and SEPTEMBER 30, 2020

(US$, except share data and per share data, or otherwise noted)

	March 31, 2021	September 30, 2020
	US$	US$
Assets
Current Assets	(Unaudited)
Cash and cash equivalents	9,345,691	7,407,990
Accounts receivables	131,319	149,361
Prepaid expenses	1,357,244	1,632,647
Deferred IPO costs	-	783,889
Income tax receivable	947,622	668,639
Total current assets	11,781,876	10,642,526
Non-current assets
Property and equipment, net	3,294,768	3,120,564
Long term prepaid expenses	34,147	159,382
Deferred income tax assets	63,025	-
Notes receivable	180,000	280,000
Total assets	15,353,816	14,202,472

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and other liabilities	1,571,609	1,976,668
Student deposits	781,485	994,940
Due to related party	140,000	140,000
Deferred revenue	1,524,793	3,608,237
Total current liabilities	4,017,887	6,719,845

Total liabilities	4,017,887	6,719,845

Commitments and contingencies
Shareholders’ equity
Common shares, US$0.0015873 par value, 31,500,000 shares authorized, 8,831,718 and 7,938,000 shares issued and outstanding as of March 31, 2021 and September 30, 2020, respectively	14,019	12,600
Additional paid-in capital	7,636,919	2,731,273
Subscription receivable	(761,875)	-
Retained earnings	4,446,866	4,738,754
Total shareholders’ equity	11,335,929	7,482,627

Total liabilities and shareholders’ equity	15,353,816	14,202,472

elite educatIon GROUP international limited

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED MARCH 31, 2021 AND 2020

(US$, except share data and per share data, or otherwise noted)

	For The Six Months Ended	For The Six Months Ended
	March 31, 2021	March 31, 2020
	US$	US$
	(Unaudited)	(Unaudited)
Revenues	3,101,646	6,128,360
Costs of services	1,280,083	1,555,819

Gross profit	1,821,563	4,572,541

Operating costs and expenses:
Selling expenses	626,017	1,142,150
General and administrative	1,588,611	1,751,402
Total operating costs and expenses	2,214,628	2,893,552

Income from operations	(393,065)	1,678,989

Other (income) expenses:
Interest income	(38,152)	(19,900)
Foreign exchange gain	-	12,682
Total other (income) expenses	(38,152)	(7,218)

Income before provision for income taxes	(354,913)	1,686,207

Current income tax expense (recovery)	-	374,642
Deferred income tax expense (recovery)	(63,025)	-
Income taxes expense	(63,025)	374,642
	-	-
Net income	(291,888)	1,311,565

Comprehensive income	(291,888)	1,311,565

Basic & diluted net income per share	$(0.04)	$0.17

Weighted average number of ordinary shares-basic and diluted	7,946,678	7,938,000

elite educatIon GROUP international limited

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2021 AND 2020

(US$, except share data and per share data, or otherwise noted)

	For The Six Months Ended March 31,	For The Six Months Ended March 31,
	2021	2020
	US$	US$
Cash Flows from Operating Activities:	(Unaudited)	(Unaudited)
Net income	(291,888)	1,311,565
Adjustments for items not affecting cash:
Depreciation and amortization	43,797	45,592
Deferred income tax expense	(63,025)	-
Changes in operating assets and liabilities
Accounts receivable	18,042	(112,655)
Prepaid expenses	275,403	537,082
Long-term prepaid expenses	125,235	391,914
Accounts payable & accrued liabilities	(405,060)	(401,112)
Deferred revenue	(2,083,445)	(4,385,907)
Income tax receivable	(278,982)	65,064
Student deposits	(213,455)	-
Net cash provided from (used in) operating activities	(2,873,378)	(2,548,457)

Cash Flows from Investing Activities:
Purchase of property and equipment	(218,000)	(25,864)
Notes receivable	100,000	-
Net cash used in investing activities	(118,000)	(25,864)

Cash Flows from Financing Activities:
Deferred costs related to initial public offering	-	(179,919)
Proceeds from initial public offering, net of issuance costs	4,929,079	-
Net cash provided from (used in) financing activities	4,929,079	(179,919)

Net increase/(decrease) in cash, cash equivalents and restricted cash	1,937,701	(2,754,239)
Cash and cash equivalents, beginning of period	7,407,990	8,272,623
Cash and cash equivalents, end of period	9,345,691	5,518,384

Source: Elite Education Group International Limited